Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and will file further amendments thereto in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Inco Announces Enhanced Offer for Falconbridge
Conference Call and Webcast
8:30 a.m., May 15, 2006
Sandra Scott
Good morning and thanks for joining us on this call, which is being webcast on a live, listen-only basis. A news release was issued on Saturday evening and can be obtained at www.inco.com and at www.falconbridge.com, or by calling investor relations at (416) 361-7670 or (416) 982-7178. Following this conference call, a PDF version of the remarks and related slides will be available through a link on Inco’s and Falconbridge’s homepages.
I’ll begin with a few housekeeping items.
First, we are including members of the public on this webcast on a live, listen-only basis. Upon completion of the formal comments, we will take questions first from investors and analysts on the conference call. At the conclusion of the question and answer session with investors and analysts, the news media will be invited to ask questions of management.
The second item is the compliance statements on our mineral reserve estimates.
Third, all dollar amounts are in U.S. currency unless otherwise stated.
Given recent changes in Canadian securities legislation, I should make a few additional points:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	We have filed the text and slides used in this presentation with the SEC and on SEDAR in Canada;

•	Our filings with the SEC and on SEDAR contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections.

Joining me at our Toronto office are Falconbridge’s CEO, Derek Pannell, and other members of Inco’s and Falconbridge’s management teams. Their names are listed on the webcast slide.
Now I’ll turn the call over to Inco’s Chairman and CEO, Scott Hand.

Scott Hand
Good morning. On Saturday, Inco and Falconbridge announced an increase in the value of Inco’s friendly offer to acquire all of the outstanding common shares of Falconbridge. I’ll review the offer and then outline why combining Inco and Falconbridge remains as great a move today as it was when we announced the acquisition last October — the best value creating alternative for the shareholders of both companies and, perhaps, the best value creating acquisition in our industry.
Assuming full proration, the offer has been increased by Cdn$5 per Falconbridge share, resulting in a bid of Cdn$12.50 in cash and 0.524 of an Inco common share. This would mean a total Inco offer of approximately Cdn$4.8 billion cash, and a maximum of about 201 million shares, taking into account the conversion of Falconbridge’s outstanding convertible debt securities and outstanding share options. The aggregate share component of the consideration remains unchanged.
After the transaction is completed — assuming all Falconbridge common shares are tendered — current Inco shareholders would hold about 53% and former Falconbridge shareholders would hold about 47% of the fully diluted Inco common shares.
The mailing to Falconbridge shareholders of documents related to the offer should occur within the next two weeks and the amended offer will be open until June 30, 2006, unless withdrawn or extended. The offer will be subject to the same conditions as before, including the receipt of regulatory clearances and acceptance by shareholders owning at least 66 2/3% of Falconbridge’s common shares on a fully diluted basis.
Let me say at the outset that I — and my Board — remain as convinced now as we have been since October that the inherent value of an Inco/Falconbridge combination will make the New Inco an even more valuable company than the stock markets are recognizing today.
We are creating a great company with great operations, great assets and great properties to grow, with a focus on two of the best metals around — nickel and copper — and we are creating significant value by joining together our companies’ operations in the Sudbury basin. I do not think there is any acquisition around that offers the near-term and long-term value that this will bring.
Why have we increased our offer by Cdn$5.00 per Falconbridge share? We are doing so simply because of the enhanced value the Falconbridge operations have delivered. This is reflected in Falconbridge’s strong cash generation.
This acquisition remains attractive on the financial metrics. Based on current First Call consensus mean estimates for book earnings and cash flow of each company,

the transaction would be accretive to Inco in the first full year from a GAAP earnings perspective and significantly accretive from a cash flow perspective. Looking at our estimates of long-term metal prices, we believe that the acquisition will be positive from a net asset value perspective. The strong performances of both Inco and Falconbridge underpin the financial strength of the New Inco and we will retain our investment grade credit ratings.
I maintain — and Derek Pannell shares my opinion — that for Inco’s and Falconbridge’s investors, by far the best way to maximize the value of their holdings is to join our companies together. As Derek said in Falconbridge’s press release: “This is the right deal with the right company.”
As a result of higher metals prices — particularly for copper — Falconbridge’s cash flow soared to $668 million in the first quarter, up 48% from Q1/05. This cash flow has been utilized to delever the balance sheet by over $750 million since the initial offer was made.
Falconbridge’s performance has allowed us to increase our bid and to do so in a financially prudent manner.
Let’s step back and ask the fundamental question: why is the acquisition of Falconbridge by Inco the best and most value creating opportunity for Inco and our shareholders?
First, we are creating a company with the leadership position in nickel and a strong position in copper, with excellent operations across the board.
Second, with the great properties the New Inco will have, our growth prospects — both brownfield and greenfield — are second to none in the industry. Both partners to the transaction bring tremendous growth options to the table.
Third, we will have the financial strength to achieve our objectives.
Fourth, we will have the potential for a multiple expansion.
And fifth, we will deliver value to Inco’s shareholders through the synergies that only we can achieve in the Sudbury basin.
Acquisitions like this one are few and far between in our industry. We’re not buying Falconbridge for the sake of getting big; rather, we’re doing so to build a great company and we’re creating substantial value.
We’ll have diversified, fully integrated, low-cost nickel operations in Canada and Indonesia. We’re at the forefront of technological capability in our industry; for instance, we’re leaders in hydromet and currently run commercial hydromet operations. Combining our existing copper assets will make us a leading producer, which includes first-rate, low-cost operations in Chile and Peru. Shareholders should carefully consider mining companies’ relative asset quality. Which companies would perform best throughout the metals cycle? My answer is that Inco/Falconbridge represents low-cost, world-class nickel and copper operations — and our cost position is poised to get even better, based on the synergies that only we’ll be able to realize. Inco is the only major public company in the metals industry whose costs will go down in absolute terms this year — despite $75 per barrel oil and a $0.90 Canadian dollar.
We believe that we will have the best nickel and copper growth pipeline in the industry — both greenfield and brownfield developments. In nickel, we’ve recently brought on Voisey’s Bay and we’re moving ahead at Goro. On the copper side, the New Inco will have a pipeline of new projects such as El Pachon and El Morro plus brownfields expansion at Collahuasi. The New Inco’s growth profile cannot be matched in our industry. There is no doubt in my mind that Inco and Falconbridge together have far greater medium and long-term opportunities for strong and profitable growth than anyone else out there and we have excellent reserve positions and a great exploration position.
We expect to achieve 30% growth in nickel production by 2009 from 2005 levels and we have the potential to almost double low-cost copper production in just a few years. I believe that the Inco/Falconbridge combination has the best long-term growth prospects in the metals and mining industry.
Our financial position is strong, enabling us to finance growth. Given the combined company’s cash flow generation, the increase in Inco’s offer of approximately $1.9 billion will be funded without undue stress to the pro forma balance sheet.
I now want to turn to the synergies that this acquisition will bring. They are big, they are unique to this deal and Derek and I are firm in our conviction that they will be delivered. Indeed, as we put the two companies together, we are confident that the synergies will grow.
I believe that the tangible operating synergies represented by the transaction are not yet reflected in Inco’s share price. Let’s assume a net present value of the synergies of US$3 billion, or Cdn$3.3 billion. That represents Cdn$7.80 per share for each New Inco share — an amount that is not, in my view, reflected in Inco’s share price today.
Back in October, Inco and Falconbridge jointly identified annual pre-tax operating and corporate synergies of about US$350 million, as a result of improved efficiencies and better use of resources, primarily in the Sudbury Basin. Since the improved efficiencies will result in higher throughput, the total value of the synergies rises with higher metal prices. In October 2005 consensus commodity prices for 2006 were $6.30 for nickel and $1.40 for copper. Long-term consensus prices were $3.75 for nickel and $1.05 for copper.
Those price estimates are now history. Current consensus commodity prices for 2006 have climbed to $6.91 for nickel and $2.18 for copper — and year-to-date prices are up even more sharply, at $7.27 for nickel and $2.51 for copper, based on average daily LME spot prices for 2006 through Friday, May 12, 2006. So at year-to-date nickel and copper prices, the $350 million of annual synergies equates to over $390 million.
In October 2005, the estimated net present value of the synergies exceeded $2.5 billion after tax, using a 7% discount rate and then current consensus commodity prices. But at today’s year-to-date commodity prices, the estimated net present value of the synergies has climbed to over $3 billion after tax. It would be even higher using today’s actual commodity prices. Today’s nickel price is about $3 a pound higher than consensus.
We expect the synergies to be fully realized by mid-2008, assuming that the Inco/Falconbridge transaction is completed in the second half of this year. I have said it before and I will say it again — a large percentage of the synergies are unique to the combination of our two companies and are right in our mutual backyard — the Sudbury Basin, where we have contiguous nickel mining operations that investors have urged us for years to put together. So the intuitive answer is the correct answer: only Inco and Falconbridge can unlock and maximize the enormous value of the synergies in the Sudbury Basin.
There have been suggestions that this major undertaking could be done through a joint venture. That sounds nice in theory but that’s all it is. The simple fact is: these synergies have not been captured to date despite repeated efforts in the past. Realizing the synergies in Sudbury will require major changes in materials flows in the Sudbury Basin and important long-term commitments and investment, which we believe are only possible through the combination of our two companies. It took about two years of working together just to reach the copper refining agreement between Inco and Falconbridge that we signed in mid-2005. And seven months of working closely on how to maximize synergies gives us even more confidence in what we will achieve together.
Don’t lose sight of the fact that synergies in nickel are more difficult to realize than they are in other metals. Sure, a joint venture might be able to realize a small fraction of the synergies but a) the goal should be to maximize the synergies and b) it would take much longer for a joint venture to produce any synergies.

Putting aside the discussion about whether others could capture these synergies, we believe their value should be delivered to Inco and Falconbridge shareholders, the current owners of the operations.
Very importantly, we will need and we will want the backing of our people to ensure an even stronger — and growing — long-term presence in Sudbury. I am referring to the support of both union and non-union personnel — and we have it. The Steelworkers are behind our deal. We also have tremendous support from all levels of governments in Canada.
And finally on synergies there is considerable upside to the numbers that we have put forward for Inco and Falconbridge. For example, the numbers do not include potential synergies between Goro and Koniambo, Voisey’s Bay and Raglan, or Falcondo and Bahodopi in Indonesia — assets beyond the Sudbury Basin that offer great promise in this regard. We have been conservative because we don’t want to overpromise and we want to remain very focused on proceeding methodically to get synergies in the Sudbury basin, before we up the ante — as I am sure we will.
We are continuing to advance our work with the U.S. Department of Justice and the European Commission in connection with their reviews of the Inco/Falconbridge transaction.
Once we obtain the outstanding regulatory clearances, we will proceed to complete our offer for Falconbridge.
I should point out that our amended support agreement provides for Falconbridge to pay a break fee to Inco of US$450 million if the acquisition is not completed for the reasons set forth in the original agreement. This is a US$130 million increase from the US$320 million break fee that was negotiated in October.
This acquisition will transform Inco. We will be the world’s leading nickel company, with 815 million pounds of output pro forma in 2006, and just under one billion pounds in 2009. We’ll be a large and very low-cost copper company, with pro forma output of 1.4 billion pounds in 2006 and the potential to almost double output by 2011. Our nickel and copper cash costs will be very competitive. We’ll have good positions in zinc, platinum group metals, cobalt and aluminum — and very attractive cash flow.
We will be diversified in what and where we mine, produce, market and sell — with operations on virtually every continent. We’ll have a leading position in combined estimated proven and probable nickel mineral reserves from both sulphide and nickel laterite deposits, as well as a leading portfolio of existing and greenfield nickel properties. We’ll have significant opportunities for further growth in copper, based on combined estimated pro forma proven and probable copper mineral reserves.

The New Inco will be much larger and have the financing capacity to grow. Our weighted average cost of capital is expected to decline over time, simply due to size, financial strength, and product and geographic diversity. We’ll have a very solid financial position — and an enterprise value of about $38 billion — moving us well up the scale of world mining companies. The Q1/06 EBITDA of the New Inco was about $1.3 billion — multiply by four and you will see that the EBITDA for 2006 would be about $5.1 billion — the last that I heard, that’s pretty strong cash flow. With a re-rating in the capital markets, a multiple expansion for the New Inco should be in our future.
We’ll have a very strong, experienced management team and the growth profile to attract the best people.
Given this great acquisition and the enhanced value that we see, we have agreed to pay more, as we announced over the weekend.
I’ll make one final point. Inco’s Board has assessed and will continue to evaluate all strategic alternatives that would serve our shareholders’ best interests — both short and long-term. The world has changed since October 2005 — but today the right move for Inco has not. The best strategic alternative for Inco and its shareholders is to acquire Falconbridge — and we remain committed to working aggressively to complete the transaction. Recent gains in copper and nickel markets — and their outstanding prospects — make our friendly acquisition even more attractive now than when it was announced.
Remember, the Inco/Falconbridge transaction was structured not only to provide immediate value — which it will — but also, just as important, to deliver significant value to the shareholders of the New Inco going forward. The New Inco will have strong operations underpinned by the significant synergies in Sudbury and it will grow with the best projects — brownfield and greenfield — in the world. The New Inco will be resource rich with a terrific exploration portfolio. And the New Inco will be financially strong. It is pretty hard to replicate that list of attributes. In my estimation, and Derek’s, Inco and Falconbridge together will deliver shareholder value that far exceeds the ability of any other player to realize — and that is why we urge shareholders to stand behind our deal.
Now I’ll be pleased to take your questions.